

Mail Stop 3561

June 27, 2017

Deirdre Stanley
Executive Vice President, General Counsel and Secretary
Thomson Reuters Corporation
333 Bay Street Suite 400
Toronto, Ontario M5H 2R2, Canada

     Re: **Thomson Reuters Corporation**
              Form 40-F for Fiscal Year Ended December 31, 2016
              Filed March 9, 2017
              File No. 001-31349

Dear Ms. Stanley:

     We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

     Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

     After reviewing your response to these comments, we may have additional comments.

Form 40-F for Fiscal Year Ended December 31, 2016

Exhibit 99.1

Notes to Consolidated Financial Statements

Note 22: Deferred Tax, page 133

1. You disclose you did not recognize deferred tax assets of $1,804 million related to $6,471 million of tax losses carried forward. We note this represents essentially all of the total tax losses carried forward at December 31, 2016 of $6,516 million. Of the total amount of tax losses for which no deferred tax assets are recognized, you disclose that $4,884 million is attributed to other jurisdictions, the majority of which may be carried forward indefinitely. Please explain to us the basis for your belief it is not probable that tax losses carried forward will be utilized.

General

2. The document titled "Thomson Reuters Economic Data" available on your website identifies the Bank of Sudan, the Central Bank of Syria and the Central Bureau of Statistics, Sudan, as among many Thomson Reuters Economic Data Sources. Please clarify for us whether you source economic data directly from the Sudanese and Syrian entities you identify, or indirectly. If you source the data indirectly, please tell us whether you source the data through third-party sources not located in or affiliated with Sudan or Syria. We may have further comment.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Patrick Kuhn at (202) 551-3308 or Doug Jones at (202) 551-3309 with any questions. You may also call me at (202) 551-3380.

Sincerely,

/s/ Lyn Shenk

Lyn Shenk
Branch Chief
Office of Transportation and Leisure